Stradley Ronon Stevens & Young, LLP 2000 K Street, NW, Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman
202.419.8402
czimmerman@stradley.com

October 11, 2024

Filed via EDGAR
Mr. Aaron Brodsky
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgeway Funds, Inc. (the “Registrant”)
Registration Statement on Form N-1A
File Nos.: 033-72416/811-08200

Dear Mr. Brodsky:
On behalf of the Registrant, submitted herewith via the EDGAR system are the responses to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Prufesh R. Modhera and Christopher J. Zimmerman on October 4, 2024 with regard to Post-Effective Amendment Nos. 64 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on July 22, 2024 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register shares of common stock (“Shares”) in the Global Opportunities Fund (the “Fund”), a series of Bridgeway Funds, Inc. (the “Corporation”).  The Staff provided initial comments regarding the Amendment to the Registrant on September 4, 2024, and the Registrant addressed the Staff’s initial comments in a response letter (the “Response Letter”) filed with the Commission on October 4, 2024.  The Staff’s supplemental comments are summarized below, followed by the Registrant’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.
Comment:  In response to Prior Response 1 regarding the use of “global” within the fund’s name, please specify the criteria that the Fund will use to determine whether a company is “global” (i.e., the location, etc.).

Response:  Registrant has defined “global” to include “foreign securities.”  Foreign securities are disclosed in the Item 9 required disclosure: “For purposes of the Fund’s investments, “foreign securities” means those securities issued by companies: (i) that are domiciled in a country other than the US; and (ii) that derive 50% or more of their total revenue from activities outside of the US.”  In response to the SEC Staff’s comment, Registrant will also include such criteria in the Item 4 required disclosure.

2.
Comment:  In the Item 9 revised disclosure, please clarify the nature of “risk control” in the sentence, “The Adviser will rarely take long or short positions in securities that are neither bearish or bullish, except the Adviser may include neutral stocks as part of risk control in the long and short portfolios.”  Is risk control referring to risk within the strategy or a different type of risk?

Response: Risk control is referring to risk management within the strategy. Registrant has revised the statement as follows:

The Adviser will rarely take long or short positions in securities that are neither bearish or bullish, except the Adviser may include neutral stocks as part of its risk ~~control~~ management strategy in the long and short portfolios.

3.
Comment:  In the Item 9 revised disclosure, please disclose whether the Adviser’s belief that the stock price movement is not driven by company financials and forecasts of company financials is the only instance where the Adviser may override the rule-based stock screening process.

Response: Registrant confirms that this is the only instance and has revised the statement as follows:

The Adviser may override the rules-based stock screening process only when the Adviser believes the stock price movement is not driven by company financials and forecasts of company financials.

4.	Comment: In the fees and expenses table, please confirm supplementally whether the reduction of gross expenses will be for at least one year after the date of the prospectus.

Response: Registrant confirms that gross expenses will be reduced for at least one year after the date of the prospectus.

5.	Comment: In response to Prior Response 21, please confirm whether any such charitable contributions will be made in the current fiscal year.

Response: The Adviser anticipates that it will make charitable contributions in the current fiscal year.

6.	Comment: In response to Prior Response 21, please disclose the circumstances the Adviser may terminate its charitable obligations (emphasis added).

Response: The Registrant has revised the following sentence: “While the Adviser may terminate or change the level of its donations in the future, it does not have any current intention to do so.”

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Sincerely,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman

cc:	Deborah L. Hanna,
Treasurer, Principal Financial Officer, and Principal Accounting Officer
Prufesh R. Modhera, Esq.
Conor Courtney, Esq.

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